Exhibit 99.5

September 26, 2025

VIA SEDAR+

Ontario Securities Commission
22nd Floor
20 Queen Street West
Toronto, ON M5H 3S8

Dear Sirs/Mesdames:

Re:	DeFi Technologies Inc. (the “Company”) Short Form Base Shelf Prospectus Supplement dated September 25, 2025 (the “Prospectus Supplement”)

We refer to the Prospectus Supplement of the Company qualifying the distribution of 45,662,101 common shares in the capital of the Company (the “Common Shares”) and warrants to purchase up to an additional 34,246,577 Common Shares (the “Offering”).

We hereby consent to the inclusion of our name, Farris LLP, on the face page of the Prospectus Supplement and under the headings “Eligibility for Investment” and “Legal Matters” in the Prospectus Supplement and to the use of our opinions under the heading “Eligibility for Investment”.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations (as defined in Canadian securities legislation) in the information contained therein or that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with rendering such opinions.

Yours truly,

/s/ Farris LLP

c.c.:	Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission British Columbia Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Commission (Prince Edward Island)
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities (Nunavut)